SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              --------------------

                                   SCHEDULE TO
                                 (Rule 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934


                             HELLER FINANCIAL, INC.
--------------------------------------------------------------------------------
                       (Name of Subject Company (Issuer))

                        HAWK ACQUISITION CORP. (OFFEROR)
                          a wholly-owned subsidiary of

                      GENERAL ELECTRIC CAPITAL CORPORATION
--------------------------------------------------------------------------------
(Names of Filing Persons (Identifying Status as Offeror, Issuer or Other
Person))

                Class A Common Stock, par value $0.25 per share;
                 Class B Common Stock, par value $0.25 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    423328103
                             (Class A Common Stock)

--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                              Nancy E. Barton, Esq.
                      General Electric Capital Corporation
                               260 Long Ridge Road
                           Stamford, Connecticut 06927
                                 (203) 357-8000
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Numbers of Person
  Authorized to Receive Notices and Communications on Behalf of Filing Persons)


                                    COPY TO:

                             Thomas A. Roberts, Esq.
                             Raymond O. Gietz, Esq.
                           Weil, Gotshal & Manges LLP
                                767 Fifth Avenue
                            New York, New York 10153
                                 (212) 310-8000


NY2:\1067536\01\MVPS01!.DOC\47660.2024

                            CALCULATION OF FILING FEE
--------------------------------------------------------------------------------
     Transaction Valuation*                            Amount of Filing Fee*

        not applicable                                    not applicable
--------------------------------------------------------------------------------
* As the filing contains only preliminary communications made before the commencement of the tender offer, no filing fee is required.

[ ] Check the box if any part of the fee is offset as provided by Rule 0-11(a) (2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:   Not applicable          Filing Party:  Not applicable

Form or Registration No.:  Not applicable         Date Filed:  Not applicable

[X] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

         Check the appropriate boxes below to designate any transactions to which the statement relates:

         [X]  third-party tender offer subject to Rule 14d-1.

         [ ]  issuer tender offer subject to Rule 13e-4.

         [ ]  going-private transaction subject to Rule 13e-3.

         [ ]  amendment to Schedule 13D under Rule 13d-2.

         Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]


               ---------------------------------------------





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

Analyst Talking Points
----------------------

Overall Points
--------------

o We announced the acquisition of Heller Financial, Inc for $5.3B in cash or $53.75 per share
         >>       Nearly $20B in assets purchased
         >>       Accretive Immediately

o        Heller is a well respected company
         >>       Well run
         >>       Good people--many former GE Employees
         >>       Good Customers
         >>       Has done well financially

About Heller
------------

o Commercial Financing Company specializing in Small to Middle Market Customers ($5MM to $250MM revenues)

o        Comprised of Six Major Businesses
         >>       ABL/Cash Flow Lending
         >>       Real Estate Finance
         >>       Leasing Services
         >>       International Factoring
         >>       Healthcare Finance
         >>       Small Business Finance

o        HQ in Chicago--2,500 employees
o        Operates Principally in 5 locations--Chicago; Paris; Troy, Michigan;
         Chevy Chase, Maryland; London
o        2000 Assets $20+ B
o        2000 Net Income $261MM ('01 Estimate approximately $300MM)
o        2000 ROE 12.7%
o        Excellent Portfolio
         >>       Net writedowns to average lending assets have averaged .7% per year from 1998 to 2000
         >>       Non earning assets have been under 2% each year since 1998
         >>       60 day delinquencies have averaged between 1.5% and 1.7% from
                  1998 to 2000


Benefits from Heller
--------------------

o        Down the center Middle Market Commercial Business (compelling strategic fit)
         >>       Huge benefit to our customers
         >>       Approximate 68% increase in assets for CF--creates premier global commercial services provider operating in 35+ countries
         >>       Additive to CEF--increased front end capabilities and expanded customer reach
         >>       Additive to CRE--creates additional access to mid market real estate customers and distribution channels
         >>       Additive to VFS--Complimentary vendor programs and products;
                  expands global presence; state of the art e-commerce platform
         >>       Modest additions from Capital Finance (Aviation, EMX and
                  Technology Finance)

o        New Markets, Products, Geographies
         >> Expands Factoring Business in Europe, especially in France with FactoFrance
                  >>       GECS $4B; Heller $13B
         >>       Expands Healthcare Finance--approximately 55% increase in
                  assets
                  >>       GECS $3.5B; Heller $2B
         >> Niche Mid Market Real Estate Expertise (Timeshare and Senior Assisted Living)

o        Controllership/Risk Management
         >>       Conservatively Run
         >>       Excellent Risk Mgmt Disciplines & Tools

o        Great Growth Opportunity
         >> Global reach and improved cost position will enhance asset growth
         >> Because of capital allocation and forced prioritization on opportunities, growth may have been limited. The business can do more with capital backing!

o        Consolidating Economics
         >>       35% cost synergies projected
         >>       Keep Europe as stand alone
         >>       Rationalize shared services in US
         >>       Intense focus on retaining Sales, Distribution and Customers

o        Excellent cultural fit (will work to keep best people)
         >>       Strong Risk Management Philosophy
         >>       Employer of Choice Orientation
         >>       Diversification
         >>       High Integrity Standards
         >>       Similar Operating Rigor and Discipline
         >>       Commitment to Quality
         >>       Best Practice Sharing



Financial Benefits for GECS
---------------------------

o        Limited '01 impact as it will close late in the year
o        Solidifies 2001 Asset Estimate of $425B
o For '02 and '03, solidifies upper end of the range of what GECS typically delivers (15% to 17%) in net income
         >>       Possible Upside
         >>       Will add approximately $1B in net income on a pro forma basis over the next 3 years


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
Anticipated Q&As


Deal Rationale

Why is GE Capital making this acquisition?
o GE Capital and Heller are a compelling strategic fit that offers enhanced products and services to our customers and great growth opportunities for our businesses.

Are there any redundancies in this acquisition since you operate in the same space?
o We believe there are extensive, easily attainable operating synergies between the two businesses as well as complementary products and capabilities to benefit customers worldwide.

     From Heller, we gain:
     o Expanded capabilities to serve mid-market finance customers which will enhance capabilities for CF, CEF, CRE and VFS
     o    New international platforms in factoring
     o    Innovative offerings in healthcare finance
     o Niche mid-market real estate expertise (time share and senior assisted living)

     GEC provides:
     o Financial strength, offering Heller's customers cost-effective solutions for growth
     o The ability to use its balance sheet, productivity measures and acquisitions expertise to maximize the value of this acquisition quickly and enhance asset s, earnings growth and profitability.

     Together we share:
     o    Strong risk management philosophy
     o    Quality orientation
     o    Customer focus
     o    Breadth of talent with technical skill and experience
     o    E-Commerce capabilities

o After the transaction closes and Heller has been fully integrated into GE Capital, we are projecting operating savings that will come primarily through the elimination of redundant systems and back office integration.

o We see a number of cross-sell opportunities to complementary customer bases.

How will the current state of the economy impact this deal?
o Actually, both GE Capital and Heller are performing well against the backdrop of the recent economic slowdown. Both companies are seeing a high volume of new business opportunities with improved pricing in the market.
o While the U.S. economy is softening, GE and GE Capital operate in over 100 countries across the world in many different lines of business, giving us the benefit of being highly diversified both by product and geography.
o Those same benefits will apply to Heller's business as we promote their product offering across a broader customer base, on a worldwide basis.


Transaction

Why is it only a cash-based offer?
o Because we have the cash and believe a cash offer maximizes shareowners' value and eliminates volatility caused by stock market fluctuations.

On what basis did you arrive at the premium?
o We analyzed the transaction from several perspectives and the premium has to meet the following hurdles: earnings accretion, earnings growth, ROIC, ROI, and maintaining our current credit rating.
o We are very disciplined in our financial analysis and believe that this deal will deliver attractive returns to our shareowners.

Is this transaction immediately accretive to earnings?
o    Yes

What earnings impact do you expect?
o We expect Heller to contribute about $250 million in the first year and approximately $1 billion over three years. This transaction will be immediately accretive to earnings.

How do you plan to fund this acquisition?
o The acquisition of Heller will be funded through existing working capital. The offer is not contingent upon outside financing.

What is the basis for the valuation of the offer?
o Together with our outside financial advisors, we have conducted a thorough analysis of Heller. We have concluded that paying 17.7 x Heller's 2002E price to earnings and 2.3 x Heller's book value is in-line with recent precedent transactions.

What is the premium on Heller's share price that this offer represents?
o 49 percent as of July 27. 41 percent based on the one-month average share price. This pricing is very consistent with similar transactions.
o    At this price, the transaction will be immediately accretive to earnings.

Won't this deal impact your credit ratings?
o    No

Fuji owns stock representing 77% of the vote. Do you have a lock up on those shares?
o Fuji has signed a "shareholder support agreement" in which it has committed to tender its shares to us in a tender offer.

Can Fuji sell its shares to someone else before tendering them to you?
o    No

Is Fuji fully committed to this transaction? o Yes, Fuji is fully supportive of the deal.

Is there a break up fee?
o If there is an unsolicited bid, which the Heller board determines is superior to our offer, GE Capital has the right to match it. Finally, if GE Capital decides not to match the third party's offer and Heller agrees to merge with that entity, we will be entitled to a break-up fee of $200 million which any bidder would have to incur.

Which parts of Heller do you plan to sell off after the deal is closed?
o We believe there are tremendous synergies between our businesses. Past that, it's too early to discuss specifics of integration and overlap. After we attain all approvals, we can look at these issues more closely.


Regulatory Issues


What regulatory agencies will need to approve this deal? The European
Commission?
o Several regulatory agencies in many jurisdictions, including the European Commission, are likely to be involved in reviewing a transaction such as this one.

Do you expect approval on this deal? By when?
o We believe this transaction is good news for Heller and GE shareowners and customers worldwide. Several regulatory agencies in several jurisdictions are likely to participate in the review, and we don't propose to speculate on a schedule. That's really a question for the regulators.


GE-Related

Wasn't JW personally involved?
o Like GE Capital, JW was enthusiastic about the synergies and value offered by this transaction. JW was instrumental in the final negotiations of the deal.

How will this deal impact GE and its stock?
o We think solidifying mid-to-high double digit earnings growth reduces risk. We believe that Heller is an excellent acquisition opportunity and in line with the growth and acquisition targets that we have set with GE. We do not allow short-term movements in our stock price to dictate our business decisions.

Won't this deal make GE Capital even more significant within GE?
o No. Many parts of GE, such as Power Systems and Medical Systems, are experiencing strong growth. Even with Heller, GE Capital will remain in the low to mid 40% of the Company's earnings. GE is pleased to have 40%+ of its earnings growing consistently at 15-20%.

o This acquisition is in line with the growth model that we have developed with GE. It will support our efforts to achieve our high double-digit growth targets for 2002.

Who is leading the takeover and integration effort?
o Once the transaction closes, the integration will be led by Mike Neal, president of GE Capital. In addition, within each business line there will be an integration leader.
o GE Capital has made over 400 acquisitions in the past 10 years and the leaders of each business line are proven operators and integrators. Because of the great fit between Heller and GE Capital, we are confident that the integration effort can be done quickly with little disruption to the employees and customers of both companies.

Employees

How will this acquisition impact employees?
o    We always look to hire the best-of-the-best people.
o    We will look to Heller employees to help us grow GE Capital.
o Like all transactions, this one will no doubt impact some employees. However, we are committed to working closely with Heller leadership to ensure a fair and collaborative transition process.

In what businesses do you see the greatest overlap of employees?
o We can't comment on that yet. We still need to go through regulatory review and close the transaction before beginning the integration process.


Corporate Reputation

How much time did you spend on due diligence?
o Our most senior leaders spent significant time with Heller and we believe that the due diligence process was sufficient for this transaction. In addition, we have extensive knowledge of Heller's businesses and services as well as substantial acquisition experience.

How much are acquisitions a part of your business model?
o Our business model is to build our business through a combination of acquisitions, organic growth and productivity improvements.


Heller / Fuji

Will the Heller name be maintained in any of the businesses?
o It's too early to tell. Both companies have very strong relationships with customers. We will evaluate these issues upon completion of the transaction.

What percentage of Heller does Fuji own? o Fuji has a 53% economic interest in the company.

Why is Fuji selling its stake in Heller?
o    That's a question for Fuji to answer.

French Market

What is GE Capital's view of the factoring business in France?
o GEC believes that factoring in France and across Europe is a growing and dynamic service, and one in which we are keen to be more involved. This acquisition fits well with our existing French operation and means that it will be more competitively positioned for growth.

GE Capital Employee E- mail Announcing Rover - Final
--------------------------------------------------------------------------------

Dear GE Capital Associates:

We are pleased to announce that GE Capital has signed an agreement to acquire Heller Financial, pending appropriate regulatory approvals. With $20 billion in total assets, Heller is a world-class company with a strong market focus and sound underwriting and financial disciplines. We are very excited about this transaction and the opportunities for growth that it brings. This acquisition will significantly strengthen our global financial offerings and market coverage.

As you know, GE Capital's business model is based on a combination of acquisitions, organic growth and productivity to drive growth. Our acquisition of Heller is a perfect example of our strategy in action. Its core products and services closely complement our own in commercial finance, equipment leasing, and real estate finance.

Heller's strong brand in the middle market finance sector, in particular, will allow GE Capital to bolster its capabilities and offerings. In addition, Heller provides us with two new platforms. Heller's international platforms in factoring, particularly in Europe, will position GE Capital for new success. And, Heller's expertise in the growing healthcare industry adds exciting new financial products.

Globally, we will be able to provide our customers with an even greater depth and breadth of products and services. Heller's impressive intellectual talent and drive for excellence will help us continue our focus on the customer.

From our due diligence efforts, we already know that our cultures are compatible and we both operate by similar values. Both organizations share a deep understanding of the financing industry as well as a commitment to quality and credit risk diligence. We also have a common passion for "customer centricity." Through best practice sharing, including Six Sigma quality processes and digitization efforts, we will be able to quickly drive productivity and cost improvements and accelerate the company's future growth. Once the transaction is closed, these similarities will help facilitate a seamless integration of Heller into our GE Capital businesses. Because of the importance of this deal, we have asked Mike Neal to lead the company-wide integration planning effort.

Heller opens up many doors of opportunity, increases our net income, gives us a stronger customer base, and adds great talent to our organization, allowing our businesses to accelerate their expansion plans. This acquisition will help GE Capital solidify its high double-digit growth targets for 2002 and enhances the collective capabilities of GE Capital to better serve customers.

Denis and Mike

G                                                                    GE CAPITAL
--------------------------------------------------------------------------------

Dear Heller Associates:

Dick Almeida has informed you about GE Capital's agreement to acquire Heller Financial, pending appropriate regulatory approvals. We are very excited about this transaction and the opportunities for growth that it brings to both our companies. In the spirit of Heller's "Straight talk. Smart deals." approach, I would like to take this opportunity to share with you some insight into our business model, culture and this transaction.

GE Capital's business model combines acquisitions, organic growth and productivity to drive further growth. Our acquisition of Heller is an excellent example of our strategy in action. Globally, we will be able to provide our respective customers with an even greater depth of products and services, solidifying high double-digit growth targets for 2002.

We consider our culture another integral contributor to our success. At GE Capital, you will find an environment of "stretch," excitement and trust, where we reward and celebrate results. We foster an atmosphere in which anyone can deliver a view or an idea to anyone else, and will be listened to and valued, regardless of the seniority of any party involved. Informality is an operating philosophy as well as a cultural characteristic, and will be at the center of our integration efforts.

When we make an acquisition, we look for a good fit. With Heller, we've certainly got that - a strong business, product depth and geographic reach - but what makes this special for us is your intellectual capital. GE Capital is well known for its management development programs and "home grown" talent. What you might not know is how highly we value the diverse experience of employees who have developed their expertise outside the GE family. In fact, more than 50% of GE Capital's employee population has less than five years of GE service, most having joined the company through acquisitions. We look forward to bringing together our organizations once the transaction closes and, in the process, adding a lot of very talented people to our team. We also acknowledge the impact this transaction will have on some employees, and are committed to working closely with Heller leadership to ensure these individuals are treated fairly.

From our due diligence efforts, we already know our cultures and values are compatible. Both organizations focus passionately on driving customer success. We insist on excellence and always operate with an underlying commitment to integrity. We also share an emphasis on being performance-based and an Employer of Choice. Once the transaction is closed, I am confident that the similarities between our organizations will help facilitate a smooth integration. Because of the importance of Heller to the GE Capital organization, we have asked Mike Neal, GE Capital's President and Chief Operating Officer, to lead the company-wide integration planning effort.

So, an early welcome to this wonderful opportunity, where together we can build a Company that will be shaped by an unswerving focus on serving customers and where individuals are rewarded on performance and delivering results. We look forward to working with you.

/s/ Denis Nayden                          /s/ Mike Neal
Denis Nayden                              Mike Neal
Chairman and Chief Executive Officer      President and Chief Operating Officer



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